Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-201841

Prospectus Supplement No. 15

to Prospectus dated February 26, 2015

2,500,000 Shares

Common Stock

This Prospectus Supplement No. 15 supplements and amends our prospectus dated February 26, 2015 (the “Prospectus”), relating to the sale, from time to time, of up to 2,500,000 shares of our common stock by Aspire Capital Fund, LLC.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2015. This prospectus supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto, which are to be delivered with this prospectus supplement, and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments or supplements thereto.

Our common stock trades on the NASDAQ Capital Market under the ticker symbol “REPH.” On September 9, 2015, the last reported sale price per share of our common stock was $15.97 per share.

Investing in our common stock involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 15 is September 10, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8–K

CURRENT REPORT

Pursuant to Section 13 OR 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2015

Recro Pharma, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-36329	26-1523233
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

490 Lapp Road, Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 395–2470

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8–K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐	Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐	Pre–commencement communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e–4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 3, 2015, the Board of Directors of Recro Pharma, Inc. (the “Company”) increased the size of the Board from seven to eight members and appointed Ms. Karen A. Flynn, 52, to serve as member of the Company’s Board of Directors (the “Board”). Ms. Flynn was appointed as a Class II director and will stand for re-election at the Company’s 2016 annual meeting of shareholders. The Board has determined that Ms. Flynn is an independent director under the applicable NASDAQ rules. There are no arrangements or understandings between Ms. Flynn and any other person pursuant to which she was selected as a director. Ms. Flynn will serve on the Company’s Audit Committee.

Additionally, the Board approved a grant to Ms. Flynn, effective on September 3, 2015, of an option to purchase 20,000 shares of the Company’s common stock under the Recro Pharma, Inc. Amended and Restated Equity Incentive Plan. The stock options have a ten-year term subject to earlier termination and an exercise price equal to $13.89 per share, which was the closing price of the Company’s common stock on the NASDAQ Capital Market on September 3, 2015. The stock options vest annually in equal proportions over a period of three years beginning on September 3, 2015. In accordance with the Company’s non-employee director compensation policy, Ms. Flynn will also receive an annual base retainer of $20,000, an annual retainer of $7,500 as a member of the Audit Committee and an annual award of an option to purchase 10,000 shares of the Company’s common stock, which will vest of the first anniversary of the grant date, subject to continued service.

There are no family relationships between Ms. Flynn and any director or executive officer of the Company, and she has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 8.01 Other Events.

On September 10, 2015, the Company issued a press release announcing the appointment of Ms. Flynn as a director. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Document

99.1	Press release of Recro Pharma, Inc., dated September 10, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 10, 2015

Recro Pharma, Inc.

By:	/s/ Gerri A. Henwood
	Name:	Gerri A. Henwood
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press release of Recro Pharma, Inc., dated September 10, 2015.

Exhibit 99.1

Recro Pharma Appoints Karen A. Flynn to Its Board of Directors

MALVERN, PA, September 10, 2015 – Recro Pharma, Inc. (Nasdaq: REPH), a revenue generating specialty pharmaceutical company developing multiple non-opioid therapeutics for the treatment of acute post operative pain, today announced the appointment of Karen A. Flynn to the Company’s Board of Directors and Audit Committee. Ms. Flynn, President of Pharmaceutical Packaging Systems at West Pharmaceutical Services, Inc., brings over 28 years of commercial and manufacturing experience to Recro’s Board.

“Karen is a seasoned pharmaceutical executive with deep experience in sales, manufacturing and operations for late-stage and commercial pharmaceutical products,” said Gerri Henwood, President and Chief Executive Officer of Recro Pharma. “She is a welcome addition to the Recro Board of Directors, and we look forward to her contributions as we progress our pipeline of drug candidates and enter into the next stage of growth as a company.”

In her current role at West, Ms. Flynn is responsible for the company’s largest division, with global sales in excess of $1 billion. Previously, she was President, Americas Region, Pharmaceutical Packaging Systems at West, where she was responsible for both the manufacturing and commercial aspects of the business, including management of finance, operations, supply chain, sales, marketing, quality, research and development, and human resources. She previously served as Vice President, Sales from May 2008 to June 2012. From 2000 to 2008, Ms. Flynn served at Catalent, formerly known as Cardinal Health, where she worked in Sales Management, finishing her career there as Vice President, Global Accounts. Prior to Catalent, she spent 15 years at West, in numerous roles spanning general management, commercial operations, business development, product launch preparation, and finance.

Ms. Flynn holds a Bachelor of Science in Pre-Professional Studies from The University of Notre Dame, a Master of Science in Business Administration from Boston University, and a Master of Science in Engineering from The University of Pennsylvania. She is a member of the Healthcare Businesswomen’s Association, the Forum of Executive Women, and serves on the Downingtown STEM Academy Advisory Board.

About Recro Pharma, Inc.

Recro Pharma is a revenue generating specialty pharmaceutical company developing multiple non-opioid therapeutics for the treatment of acute post operative pain. Recro Pharma is currently developing IV/IM meloxicam, a proprietary, long-acting preferential COX-2 inhibitor, and Dex-IN, a proprietary intranasal formulation of dexmedetomidine, for the treatment of acute post operative pain. Both compounds have successfully completed Phase II clinical trials. As Recro Pharma’s product candidates are not in the opioid class of drugs, the Company believes its candidates would avoid many of the side effects associated with commonly prescribed opioid therapeutics, such as addiction, constipation and respiratory distress, while maintaining analgesic effect.

Recro Pharma also owns and operates an 87,000 square foot, DEA-licensed facility that manufactures five commercial products and receives royalties associated with the sales of these products.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements. Such forward-looking statements reflect Recro Pharma’s expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words “anticipate,” “believe,” “estimate,” “upcoming,” “plan,” “target”, “intend” and “expect” and similar expressions, as they relate to Recro Pharma or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to Recro Pharma and are subject to a number of risks, uncertainties, and other factors that could cause Recro Pharma’s actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

CONTACT:

Recro Pharma, Inc.

Charles T. Garner

Chief Financial Officer

(484) 395-2425

Media and Investors:

Argot Partners

Susan Kim

(212) 600-1902

susan@argotpartners.com